UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PalmSource, Inc.

(Name of Subject Company (Issuer))

PalmSource, Inc.

(Names of Filing Persons)

Options to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

697154102

(CUSIP Number of Class of Securities)

David C. Nagel

Chief Executive Officer

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, California 94089-1116

(408) 400-1944

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

with a copy to:

Lawrence B. Rabkin, Esq.

Deborah A. Marshall, Esq.

Maurine M. Murtagh, Esq.

Howard, Rice, Nemerovski, Canady, Falk & Rabkin

A Professional Corporation

Three Embarcadero Center, 7th Floor

San Francisco, California 94111

(415) 434-1600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$12,346,840	$1,564.34
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,105,255 shares of common stock of PalmSource, Inc., having an aggregate value of $12,346,840 as of March 31, 2004 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $126.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,564.34	Form or Registration No.: Schedule TO
Filing Party: PalmSource, Inc.	Date Filed: April 1, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 1, 2004 by PalmSource, Inc., a Delaware corporation (“PalmSource”), relating to an offer to exchange (the “Exchange Offer”) all unexercised options to purchase shares of PalmSource’s common stock that are held by eligible employees, whether vested or unvested that (i) have exercise prices equal to or greater than $30.00 per share and (ii) have been granted on or after November 7, 2003 (together, the “Eligible Options”). These Eligible Options may be exchanged for new options that will be granted under the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated April 1, 2004 (the “Offer to Exchange”) and (ii) the related letter from David Nagel dated April 1, 2004. The Offer to Exchange was previously filed as an exhibit to the Schedule TO as Exhibit (a)(1)(a). Except as amended hereby, all of the terms of the offer and all disclosures set forth in the Schedule TO and the Offer to Exchange remain unchanged.

Item 4. Terms of the Transaction.

Item 4 is hereby amended as follows:

(a) Material Terms.

The last bullet point on page 44 in the Offer to Exchange under the caption “The Offer—Conditions of the offer” is amended to read as follows:

“any rules or regulations by any governmental authority, the National Association of Securities Dealers, the Nasdaq Stock Market, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to PalmSource that, in our reasonable judgment, would be materially adverse to this offer or to our business or financial condition.”

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PalmSource, Inc.

/s/ David C. Nagel

Name: David C. Nagel Title: Chief Executive Officer

Date: April 16, 2004

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